January 29, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	ON24, Inc.

Registration Statement on Form S-1 (File No. 333-251967)

Attn:	Larry Spirgel

Jeff Kauten

Stephen Krikorian

Amanda Kim

Ladies and Gentlemen:

Pursuant to Rule 460 under the Securities Act of 1933, as amended, (the “Act”), we wish to advise that between January 25, 2021 and the date hereof, approximately 3,426 copies of the Preliminary Prospectus, dated January 25, 2021, were distributed to prospective underwriters, institutional investors, prospective dealers, individuals and others.

We have been informed by the participating underwriters that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

In accordance with Rule 461 under the Act, we hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:00 p.m., Eastern Time, on February 2, 2021, or as soon thereafter as practicable, or at such other time as the registrant or its counsel may request by telephone call to the Staff of the Division of Corporation Finance of the Securities and Exchange Commission.

[Signature page follows.]

Very truly yours,

GOLDMAN SACHS & CO. LLC

J.P. MORGAN SECURITIES LLC

KEYBANC CAPITAL MARKETS INC.

As Representatives of the

Prospective Underwriters

GOLDMAN SACHS & CO. LLC

By:	/s/ William Connolly
Name: William Connolly Title: Managing Director

J.P. MORGAN SECURITIES LLC

By:	/s/ Sanjay Rao
Name: Sanjay Rao Title: Managing Director

KEYBANC CAPITAL MARKETS INC.

By:	/s/ Renn Anderson
Name: Renn Anderson Title: Director